UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Alterra Capital Holdings Limited
(Name of Issuer)

Common Shares, Par Value $1.00 per share
(Title of Class of Securities)

G0229R 108
(CUSIP Number)

David Wermuth, Esq. Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830 (203) 862-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0229R 108
1.		Names of Reporting Persons. Trident III, L.P.
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person PN

CUSIP No. G0229R 108
1.		Names of Reporting Persons. Trident III Professionals Fund, L.P.
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person PN

CUSIP No. G0229R 108
1.		Names of Reporting Persons. Trident Capital III, L.P.
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person PN

CUSIP No. G0229R 108
1.		Names of Reporting Persons. Stone Point GP Ltd.
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person CO

CUSIP No. G0229R 108
1.		Names of Reporting Persons. Stone Point Capital LLC
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person OO

The Schedule 13D filed on May 19, 2010 (the “Initial Schedule 13D”) jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident Capital III, L.P. (“Trident GP”), Stone Point GP Ltd. (“Trident PF GP”), Trident III, L.P. (“Trident III”) and Trident III Professionals Fund, L.P. (“Trident III PF” and, together with Trident III, the “Stone Point Partnerships” and, together with Stone Point, Trident GP and Trident PF GP, the “Reporting Persons”), relating to the voting common shares, par value $1.00 per share (the “Common Shares”), of Alterra Capital Holdings Limited, a Bermuda exempted company (the “Issuer” or “Alterra”), as amended by Amendment No. 1 to the Schedule 13D filed on December 20, 2012 (“Amendment No. 1”), is hereby amended and supplemented as set forth below (“Amendment No. 2” and together with the Initial Schedule 13D and Amendment No. 1, the “Schedule 13D”). Where disclosure made in one Item in the Initial Schedule 13D or Amendment No. 1 was incorporated by reference into another Item, amendments made herein to any such first Item are also incorporated into each such other Item of the Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings defined in the Initial Schedule 13D and Amendment No. 1.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to include the following:

On May 1, 2013, Commonwealth Merger Subsidiary Limited (“Merger Sub”), a direct wholly owned subsidiary of Markel Corporation (“Markel”) merged with and into Alterra (the “Merger”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2012.  As a result of the consummation of the Merger, the Reporting Persons ceased to beneficially own any shares of Alterra Common Shares. Pursuant to the Merger Agreement, each outstanding Alterra Common Share was converted to a right to receive .04315 shares of Markel common stock and $10 in cash (the “Merger Consideration”). Consequently, all Alterra Common Shares held by the Reporting Persons at the time of the Merger were exchanged for total merger consideration consisting of approximately 365,293 shares of Markel common stock and a cash payment of approximately $84,657,230.  Pursuant to the Merger Agreement, the Reporting Persons’ warrants to purchase Common Shares were assumed by Markel and represent the right to purchase Merger Consideration for each Common Share that may previously have been purchased pursuant to such warrants.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

(a), (b)  Upon the completion of the Merger on May 1, 2013, as described in Item 4 above, the Reporting Persons ceased to be the beneficial owners of any Alterra Common Shares.  Accordingly, the Reporting Persons ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any Alterra Common Shares.

(c)  Except as described in Item 4 and as reported on a Form 4 filed by the Reporting Persons on March 5, 2013,  none of the Reporting Persons has effected any transaction in the Common Shares of Alterra in the past 60 days.

(d)  Not applicable.

(e)  Upon consummation of the Merger on May 1, 2013, the Reporting Persons ceased to be the beneficial owner of more than 5% of the total amount of outstanding Alterra Common Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2013

Trident III, L.P.
By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
		Name:	David Wermuth
		Title:	Principal

Trident III Professionals Fund, L.P.
By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
		Name:	David Wermuth
		Title:	Principal

Trident Capital III, L.P.
By:	DW Trident GP, LLC, a general partner

	By:	/s/ David Wermuth
		Name:	David Wermuth
		Title:	Sole Member

Stone Point GP Ltd.
	By:	/s/ David Wermuth
		Name:	David Wermuth
		Title:	Principal